VIA EDGAR

April 27, 2016

Mr. Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 - Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Re:

Credit One Financial, Inc.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2015

Filed April 18, 2016

File No.:  000-50320

Dear Mr. Pacho:

Credit One Financial, Inc. (the “Company”) respectfully submits this response to your letter dated April 22, 2016, regarding the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2015.

For ease of reference, we have reproduced the Staff's comments in italicized font below prior to our response.

Form 10-K, as amended

We note that the Public Company Accounting Oversight Board (“PCAOB”) has revoked the registration of your prior auditor. You can find a copy of the order on the PCAOB’s website at http://pcaobus.org/Enforcement/Decisions/Documents/105-2016-014-Krusick.pdf.

1.

Please file an Item 4.02 Form 8-K within 4 business days of this letter to disclose the non-reliance on the financial statements from 2010 to 2014 due to the lack of auditor independence. In addition, clearly describe the reasons for the lack of auditor independence for the periods affected.

Response:

As requested, the Company filed an Item 4.02 Form 8-K today to disclose the non-reliance on the financial statements from 2010 to 2014 due to the lack of auditor independence. In addition, the Company has clearly described the reasons for the lack of auditor independence for the periods affected.

2.

As this auditor is no longer registered with the PCAOB, you may not include audit reports or consents in your filings with the Commission on or after the date of deregistration. Therefore, please file an amended 2015 Form 10-K to include a re-audit of the 2013 and 2014 financial statement by an independent audit firm that is currently registered with the PCAOB. This filing should clearly describe the reason for the amendment and the circumstances surrounding the lack of auditor independence that gave rise to it.

Response:

As requested, the Company will file an amended 2015 Form 10-K as soon as practicable which will include a re-audit of the 2013 and 2014 financial statements by an independent audit firm that is currently registered with the PCAOB, and will clearly describe the reason for the amendment and the circumstances surrounding the lack of auditor independence that gave rise to it.

***

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the  filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please feel free to contact me with any comments or questions you may have with respect to our responses.  You may also contact William G. Hu, Esq., legal counsel of the Company.  His email address is wmhu2000@yahoo.com.

Very truly yours,

/s/ Dicky Cheung

Dickey Cheung

President and Chief Executive Officer

Cc:

Terry French, Accounting Branch Chief, U.S. Securities and Exchange Commission

Charles Eastman, Staff Accountant, U.S. Securities and Exchange Commission

William G. Hu, Esq.

2